SCHNEIDER WEINBERGER & BEILLY, LLP

2200 Corporate Boulevard, N.W.

Suite 201

Boca Raton, Florida 33431

telephone (561) 362-9595

telecopier (561) 361-9612

email: jim@swblaw.net

June 3, 2008

‘CORRESP’

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Spare Backup, Inc. (the “Company”)
SEC File No. 000-30451
Preliminary Information Statement on Schedule 14C

Ladies and Gentlemen:

This firm is counsel to the Company in connection with the aforedescribed information statement. Please direct any comments the staff may have on such filing to the undersigned at the above address.

Sincerely,

/s/ James M. Schneider
James M. Schneider

cc:	Mr. Cery Perle